UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Futurefuel Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

36116M106

(CUSIP Number)

Chris Kuchanny Chairman Revelation Special Situations Fund Ltd Canon’s Court, 22 Victoria Street, Hamilton, HM 11, Bermuda (441) 296 7130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 36116M106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Revelation Special Situations Fund Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,767,156
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,767,156
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,767,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.42%
14.	Type of Reporting Person (See Instructions) IV

CUSIP NO. 36116M106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Revelation Capital Management Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,767,156
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,767,156
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,767,156
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.42%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 36116M106

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chris Kuchanny
Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
SEC Use only
Source of funds (See Instructions) OO
Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
	8.	Shared Voting Power 5,767,156
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 5,767,156
Aggregate Amount Beneficially Owned by Each Reporting Person 5,767,156
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
Percent of Class Represented by Amount in Row (11) 14.42%
Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends and supplement the Statement on Schedule 13D originally filed on January 8, 2010, as amended on March 2, 2010, on March 26, 2010, on July 14, 2010 and on February 7, 2011, with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”) of Futurefuel Corp., a Delaware corporation (the “Issuer”). The address of the executive offices of the Issuer is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

This Amendment No. 5 is being filed by Revelation Special Situations Fund Ltd (the “Fund”), Revelation Capital Management Ltd (“Revelation”), and Chris Kuchanny (“Mr. Kuchanny” and together with Revelation and the Fund, the “Reporting Persons”). Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D, as amended. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D, as amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 5 as follows:

Item 2.	Identity and Background

As of February, 2011, Osmium Special Situations Fund Ltd and Osmium Capital Management Ltd changed their names to Revelation Special Situations Fund Ltd and Revelation Capital Management Ltd, respectively.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by the Fund to make all prior purchases of shares of Common Stock was the working capital of the Fund.

Item 4.	Purpose of Transaction

Revelation effected the acquisition of the shares of Common Stock on behalf of the Fund for investment purposes, may effect purchases or sales of the Issuer’s stock at its discretion, and presently intends to contact members of the Issuer’s Board or management from time to time to discuss shareholder matters including, but not limited to, matters related to the Issuer’s board composition, operational, governance and investor relations profile. Revelation continues to believe that the market capitalization of the Issuer does not fully reflect the value of the underlying assets and profitability of the Issuer. Revelation may take such actions from time to time as it deems necessary or appropriate to maximize the value of the Fund’s investment in the Issuer’s securities, including communication with other shareholders, industry participants and other interested parties concerning the Issuer. Revelation intends to review continuously the Fund’s investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, Revelation may cause the sale of all or part of the shares of Common Stock held by the Fund, or may cause the purchase of additional securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 5, the Fund beneficially owns an aggregate of 5,767,156 shares of Common Stock. The holdings of the Fund represent 14.42% of Issuer’s total outstanding Common Stock. By virtue of the relationship between the Reporting Persons, the Reporting Persons share voting and dispositive power over the Shares.

(c) During the past sixty days, Revelation, on behalf of the Fund, effected the following transactions in shares of Common Stock in the open market:

Date	Price per Share	Type of transaction (Purchase or Sale)	Number of Shares
11-May-11	$12.838	Sale	599
12-May-11	$12.868	Sale	35,459
13-May-11	$12.88	Sale	3,434
16-May-11	$12.88	Sale	828
17-May-11	$12.95	Sale	1,700
18-May-11	$12.94	Sale	10,604
19-May-11	$13.23	Sale	11,690
20-May-11	$13.27	Sale	22,506
23-May-11	$13.14	Sale	1,380
24-May-11	$13.194	Sale	500
25-May-11	$13.245	Sale	4,100
26-May-11	$13.308	Sale	6,076
27-May-11	$13.366	Sale	7,800
31-May-11	$13.51	Sale	3,500
1-Jun-11	$13.65	Sale	6,276
2-Jun-11	$13.731	Sale	6,319
3-Jun-11	$13.61	Sale	6,649
6-Jun-11	$13.462	Sale	4,800
7-Jun-11	$13.023	Sale	600
8-Jun-11	$13.09	Sale	773
9-Jun-11	$13.09	Sale	200
13-Jun-11	$12.944	Sale	600
20-Jun-11	$12.61	Sale	5,465
21-Jun-11	$12.53	Sale	4,200
22-Jun-11	$12.59	Sale	3,500
24-Jun-11	$12.33	Sale	76,352
27-Jun-11	$12.11	Sale	4,200
28-Jun-11	$12.23	Sale	14,945
29-Jun-11	$12.08	Sale	3,500
30-Jun-11	$12.20	Sale	35,000
1-Jul-11	$12.18	Sale	3
6-Jul-11	$12.53	Sale	12,600

(d) Other than the Fund, which directly holds the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By virtue of the relationship among the Reporting Persons, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 5, Revelation and Mr. Kuchanny expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Fund and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that either of Revelation or Mr. Kuchanny is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 8, 2011	Revelation Capital Management Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman and Chief Investment Officer

Revelation Special Situations Fund Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Director

/s/ Chris Kuchanny
	Name:	Chris Kuchanny

EXHIBIT 1

JOINT FILING AGREEMENT

Revelation Capital Management Ltd, Revelation Special Situations Fund Ltd and Chris Kuchanny, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person or entity, that each such person or entity is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person or entity contained therein.

Date: July 8, 2011	Revelation Capital Management Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Chairman and Chief Investment Officer

Revelation Special Situations Fund Ltd

/s/ Chris Kuchanny
	Name:	Chris Kuchanny
	Title:	Director

/s/ Chris Kuchanny
	Name:	Chris Kuchanny